Exhibit 99.1

Management’s Report

Managements’ Responsibility on Financial Statements

Management is responsible for the preparation of the accompanying consolidated financial statements and for the consistency therewith of all other financial and operating data presented in this annual report. The consolidated financial statements have been prepared in accordance with the accounting policies detailed in the notes thereto. In Management’s opinion, the consolidated financial statements are in accordance with Canadian generally accepted accounting principles, have been prepared within acceptable limits of materiality, and have utilized supportable, reasonable estimates.

To ensure the integrity of our financial statements, we carefully select and train qualified personnel. We also ensure our organizational structure provides appropriate delegation of authority and division of responsibilities. Our policies and procedures are communicated throughout the organization including a written ethics and integrity policy that applies to all employees including the chief executive officer and chief financial officer.

The Board of Directors approves the consolidated financial statements. Their financial statement related responsibilities are fulfilled mainly through the Audit Committee. The Audit Committee is composed entirely of independent directors, and includes at least one director with financial expertise. The Audit Committee meets regularly with management and the external auditors to discuss reporting and control issues and ensures each party is properly discharging its responsibilities. The Audit Committee also considers the independence of the external auditors and reviews their fees.

The consolidated financial statements have been audited by Deloitte & Touche LLP, independent auditors, in accordance with generally accepted auditing standards on behalf of the unitholders.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance that all assets are safeguarded, transactions are appropriately authorized and to facilitate the preparation of relevant, reliable and timely information. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of the Trust’s internal control over financial reporting as defined in Rule 13a-15 under the US Securities Exchange Act of 1934. The assessment was based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management concluded that the Trust’s internal control over financial reporting was effective as of December 31, 2009. The Trust’s internal control over financial reporting as of December 31, 2009 has been audited by Deloitte & Touche LLP, the Trust’s Independent Registered Chartered Accountants, who also audited the Trust’s consolidated financial statements for the year ended December 31, 2009.

John P. Dielwart	Steven W. Sinclair
Chief Executive Officer	Senior Vice-President Finance and Chief Financial Officer

Calgary, Alberta
February 17, 2010

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors of ARC Resources Ltd. and

Unitholders of ARC Energy Trust:

We have audited the accompanying consolidated balance sheets of ARC Energy Trust and subsidiaries (the “Trust”) as at December 31, 2009 and 2008, and the related consolidated statements of income and deficit, comprehensive income and accumulated other comprehensive income and cash flows for the years then ended.  These financial statements are the responsibility of the Trust’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Trust’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 17, 2010 expressed an unqualified opinion on the Trust’s internal control over financial reporting.

Independent Registered Chartered Accountants

Calgary, Canada

February 17, 2010

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON CANADA-UNITED STATES OF AMERICA REPORTING DIFFERENCE

The standards of the Public Company Accounting Oversight Board  (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Trust’s financial statements, such as the changes described in Notes 3 and 24 to the consolidated financial statements.  Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors of ARC Resources Ltd. and Unitholders of ARC Energy Trust, dated February 17, 2010, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

Independent Registered Chartered Accountants

Calgary, Canada

February 17, 2010

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors of ARC Resources Ltd. and

Unitholders of ARC Energy Trust:

We have audited the internal control over financial reporting of ARC Energy Trust and subsidiaries (the “Trust”) as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Trust’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on the Trust’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2009 of the Trust and our report dated February 17, 2010 expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference referring to changes in accounting principles.

Independent Registered Chartered Accountants

Calgary, Canada

February 17, 2010

CONSOLIDATED BALANCE SHEETS

As at December 31

(Cdn$ millions)	2009	2008
ASSETS
Current assets
Cash and cash equivalents (Note 5)	$—	$40.0
Accounts receivable (Note 6)	115.9	110.0
Prepaid expenses	18.2	16.8
Risk management contracts (Note 13)	5.9	24.4
Future income taxes (Note 15)	7.1	3.9
	147.1	195.1
Reclamation funds (Note 7)	33.2	28.2
Risk management contracts (Note 13)	3.2	9.2
Property, plant and equipment (Note 8)	3,573.4	3,376.6
Goodwill	157.6	157.6
Total assets	$3,914.5	$3,766.7

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Note 9)	$166.7	$194.4
Distributions payable	23.7	32.5
Risk management contracts (Note 13)	12.9	23.5
	203.3	250.4
Risk management contracts (Note 13)	1.0	3.4
Long-term debt (Note 10)	846.1	901.8
Accrued long-term incentive compensation (Note 21)	10.9	14.2
Asset retirement obligations (Note 11)	149.9	141.5
Future income taxes (Note 15)	328.9	313.3
Total liabilities	1,540.1	1,624.6

COMMITMENTS AND CONTINGENCIES (Note 22)
SUBSEQUENT EVENT (Note 23)

NON-CONTROLLING INTEREST
Exchangeable shares (Note 16)	36.0	42.4

UNITHOLDERS’ EQUITY
Unitholders’ capital (Note 17)	2,917.6	2,600.7
Deficit (Note 18)	(578.6)	(502.9)
Accumulated other comprehensive (loss) income (Note 18)	(0.6)	1.9
Total unitholders’ equity	2,338.4	2,099.7
Total liabilities and unitholders’ equity	$3,914.5	$3,766.7

See accompanying notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

For the years ended December 31

(Cdn$ millions, except per unit amounts)	2009	2008

REVENUES
Oil, natural gas and natural gas liquids	$978.2	$1,706.4
Royalties	(147.8)	(307.7)
	830.4	1,398.7
Gain (loss) on risk management contracts (Note 13)
Realized	19.4	(75.7)
Unrealized	(7.7)	68.0
	842.1	1,391.0

EXPENSES
Transportation	20.6	19.0
Operating	236.2	241.5
General and administrative	52.3	61.2
Provision for non-recoverable accounts receivable (Note 6)	(1.7)	32.0
Interest and financing charges (Note 10)	25.7	32.9
Depletion, depreciation and accretion (Notes 8 and 11)	386.4	379.6
(Gain) loss on foreign exchange (Note 14)	(70.0)	89.4
	649.5	855.6

Capital and other taxes	(0.3)	—
Future income tax recovery (Note 15)	32.8	4.5
Net income before non-controlling interest	225.1	539.9
Non-controlling interest (Note 16)	(2.3)	(6.9)
Net income	$222.8	$533.0

Deficit, beginning of year	$(502.9)	$(465.9)
Distributions paid or declared (Note 19)	(298.5)	(570.0)
Deficit, end of year (Note 18)	$(578.6)	$(502.9)

Net income per unit (Note 17)
Basic and Diluted	$0.96	$2.50

See accompanying notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE INCOME

For the years ended December 31

(Cdn$ millions)	2009	2008

Net income	$222.8	$533.0

Other comprehensive (loss) income, net of tax
Losses and gains on financial instruments designated as cash flow hedges (1)	(3.9)	(2.2)
De-designation of cash flow hedge (2) (Note 13)	—	10.0
Gains and losses on financial instruments designated as cash flow hedges in prior periods realized in net income in the current year (3) (Note 13)	1.1	(2.9)
Net unrealized gains (losses) on available-for-sale reclamation funds’ investments (4)	0.3	(0.1)
Other comprehensive (loss) income	(2.5)	4.8
Comprehensive income	$220.3	$537.8

Accumulated other comprehensive (loss) income, beginning of year	1.9	(2.9)
Other comprehensive (loss) income	(2.5)	4.8
Accumulated other comprehensive (loss) income, end of year (Note 18)	$(0.6)	$1.9

(1)                                 Amounts are net of tax of $1.3 million for the year ended December 31, 2009 (net of tax of $0.8 million for the year ended December 31, 2008).

(2)                                 Amount is net of tax of $3.6 million for the year ended December 31, 2008.

(3)                                 Amounts are net of tax of $0.4 million for the year ended December 31, 2009 (net of tax of $1 million for the year ended December 31, 2008).

(4)                                 Amounts are net of tax of $0.1 million for the year ended December 31, 2009 (nominal for the year ended December 31, 2008).

See accompanying notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31

(Cdn$ millions)	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$222.8	$533.0
Add items not involving cash:
Non-controlling interest (Note 16)	2.3	6.9
Future income tax recovery (Note 15)	(32.8)	(4.5)
Depletion, depreciation and accretion (Notes 8 and 11)	386.4	379.6
Non-cash (gain) loss on risk management contracts (Note 13)	7.7	(68.0)
Non-cash (gain) loss on foreign exchange (Note 14)	(69.0)	88.5
Non-cash trust unit incentive compensation expense (recovery) (Note 21)	0.6	1.0
Expenditures on site restoration and reclamation (Note 11)	(8.7)	(12.4)
Change in non-cash working capital	(11.9)	20.3
	497.4	944.4

CASH FLOWS FROM FINANCING ACTIVITIES
Issue of long-term debt under revolving credit facilities, net	(120.7)	105.9
Issue of Senior Secured Notes	152.9	—
Repayment of Senior Secured Notes	(18.9)	(7.1)
Issue of trust units	255.0	4.9
Trust unit issue costs	(13.8)	—
Cash distributions paid (Note 19)	(242.3)	(458.8)
Change in non-cash working capital	1.6	(0.4)
	13.8	(355.5)

CASH FLOWS FROM INVESTING ACTIVITIES
Corporate acquisition (Note 4)	(178.9)	—
Acquisition of petroleum and natural gas properties	(11.8)	(51.2)
Proceeds on disposition of petroleum and natural gas properties	32.3	0.2
Capital expenditures	(359.4)	(548.1)
Net reclamation fund contributions (Note 7)	(4.6)	(2.2)
Change in non-cash working capital	(28.8)	45.4
	(551.2)	(555.9)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(40.0)	33.0
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	40.0	7.0
CASH AND CASH EQUIVALENTS, END OF YEAR	$—	$40.0

See accompanying notes to the Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(all tabular amounts in Cdn$ millions, except per unit amounts)

1.              STRUCTURE OF THE TRUST

ARC Energy Trust (“ARC” or “the Trust”) was formed on May 7, 1996 pursuant to a Trust indenture (the “Trust Indenture”) that has been amended from time to time, most recently on May 15, 2006.  Computershare Trust Company of Canada was appointed as Trustee under the Trust Indenture.  The beneficiaries of ARC are the holders of the Trust units.

ARC was created for the purposes of issuing trust units to the public and investing the funds so raised to purchase a royalty in the properties of ARC Resources Ltd. (“ARC Resources”). The Trust Indenture was amended on June 7, 1999 to convert ARC from a closed-end to an open-ended investment Trust.  The current business of ARC includes investment in energy business-related assets including, but not limited to, petroleum and natural gas-related assets, gathering, processing and transportation assets.  The operations of ARC consist of the acquisition, development, exploitation and disposition of these assets and the distribution of the net cash proceeds from these activities to the unitholders.

2.              SUMMARY OF ACCOUNTING POLICIES

The Consolidated Financial Statements have been prepared by management following Canadian generally accepted accounting principles (“GAAP”).  Effective January 1, 2011, ARC will be required to prepare Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”).

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting year.  Actual results could differ from those estimated.

The amounts recorded for depreciation and depletion of petroleum and natural gas property and equipment and for asset retirement obligations are based on estimates of petroleum and natural gas reserves and future costs. Estimates of reserves also provide the basis for determining whether the carrying value of property, plant and equipment is impaired. Accounts receivable are recorded at the estimated net recoverable amount which involves estimates of uncollectable accounts. Goodwill impairment tests involve estimates of ARC’s fair value. By their nature, these estimates are subject to measurement uncertainty, and the impact on the financial statements of future periods could be material.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of ARC and its subsidiaries.  Any reference to “the Trust” or “ARC” throughout these Consolidated Financial Statements refers to the Trust and its subsidiaries.  All inter-entity transactions have been eliminated.

Revenue Recognition

Revenue associated with the sale of crude oil, natural gas, and natural gas liquids (“NGLs”) owned by ARC are recognized when title passes from ARC to its customers.

Transportation

Costs paid by ARC for the transportation of natural gas, crude oil and NGLs from the wellhead to the point of title transfer are recognized when the transportation is provided.

Joint Interests

ARC conducts many of its oil and gas production activities through jointly controlled operations and the financial statements reflect only ARC’s proportionate interest in such activities.

Depletion and Depreciation

Depletion of petroleum and natural gas properties and depreciation of production equipment are calculated on the unit-of-production basis based on:

(a)         total estimated proved reserves calculated in accordance with National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities;

(b)         total capitalized costs, excluding undeveloped lands, plus estimated future development costs of proved undeveloped reserves, including future estimated asset retirement costs; and

(c)          relative volumes of petroleum and natural gas reserves and production, before royalties, converted at the energy equivalent conversion ratio of six thousand cubic feet of natural gas to one barrel of oil.

Whole Trust Unit Incentive Plan Compensation

ARC has established a Whole Trust Unit Incentive Plan (the “Whole Unit Plan”) for employees, independent directors and long-term consultants who otherwise meet the definition of an employee of ARC.  Compensation expense associated with the Whole Unit Plan is granted in the form of Restricted Trust Units (“RTUs”) and Performance Trust Units (“PTUs”) and is determined based on the intrinsic value of the Whole Trust Units at each period end.  The intrinsic valuation method is used as participants of the Whole Unit Plan receive a cash payment on a fixed vesting date.  This valuation incorporates the year-end unit price, the number of RTUs and PTUs outstanding at each period end, and certain management estimates.  As a result, large fluctuations, even recoveries, in compensation expense may occur due to changes in the underlying unit price.  In addition, compensation expense is amortized and recognized in earnings over the vesting period of the Whole Unit Plan with a corresponding increase or decrease in liabilities.  Classification between accrued liabilities and accrued long-term incentive compensation is dependent on the expected payout date.

ARC charges amounts relating to head office employees to general and administrative expense, amounts relating to field employees to operating expense and amounts relating to geologists and geophysicists to property, plant and equipment.

ARC has not incorporated an estimated forfeiture rate for RTUs and PTUs that will not vest, rather it accounts for actual forfeitures as they occur.

Cash Equivalents

Cash equivalents include short-term investments, such as money market deposits or similar type instruments, with an original maturity of three months or less when purchased.

Reclamation Funds

Reclamation funds hold investment grade assets and cash and cash equivalents.  Investments are categorized as either held-to-maturity or available-for-sale assets, which are initially measured at fair value.  Held-to-maturity investments are subsequently measured at amortized cost using the effective interest method.  Available-for-sale investments are subsequently measured at fair value with changes in fair value recognized in other comprehensive income, net of tax.

Investments carried at amortized cost are subject to impairment losses in the event of an other than temporary decline in market value.

Property, Plant and Equipment (“PP&E”)

ARC follows the full cost method of accounting.  All costs of exploring, developing, enhancing and acquiring petroleum and natural gas properties, including asset retirement costs, are capitalized and accumulated in one cost centre as all operations are in Canada.  Maintenance and repairs are charged against earnings, and renewals and enhancements that extend the economic life of the PP&E are capitalized.  Gains and losses are not recognized upon disposition of petroleum and natural gas properties unless such a disposition would alter the rate of depletion by 20 per cent or more.

Impairment

ARC places a limit on the aggregate carrying value of PP&E, which may be amortized against revenues of future periods.

Impairment is recognized if the carrying amount of the PP&E exceeds the sum of the undiscounted cash flows expected to result from ARC’s proved reserves.  Cash flows are calculated based on third party quoted forward prices, adjusted for ARC’s contract prices and quality differentials.

Upon recognition of impairment, ARC would then measure the amount of impairment by comparing the carrying amounts of the PP&E to an amount equal to the estimated net present value of future cash flows from proved plus risked probable reserves.  ARC’s risk-free interest rate is used to arrive at the net present value of the future cash flows.  Any excess carrying value above the net present value of ARC’s future cash flows would be recorded as a permanent impairment and charged against net income.

The cost of unproved properties is excluded from the impairment test described above and subject to a separate impairment test.  In the case of impairment, the book value of the impaired properties is moved to the petroleum and natural gas depletable base.

Goodwill

ARC must record goodwill relating to a corporate acquisition when the total purchase price exceeds the fair value for accounting purposes of the net identifiable assets and liabilities of the acquired company.  The goodwill balance is assessed for impairment annually at year-end or as events occur that could result in an indication of impairment.  Impairment is recognized based on the fair value of the reporting entity compared to the book value of the reporting entity.  If the fair value of the entity is less than the book value, impairment is measured by allocating the fair value to the identifiable assets and liabilities as if the entity had been acquired in a business combination for a purchase price equal to its fair value.  The excess of the fair value over the amounts assigned to the identifiable assets and liabilities is the fair value of the goodwill.  Any excess of the book value of goodwill over this implied fair value of goodwill is the impairment amount.  Impairment is charged to earnings in the period in which it occurs.

Goodwill is stated at cost less impairment and is not amortized.

Asset Retirement Obligations

ARC recognizes an Asset Retirement Obligation (“ARO”) in the period in which it is incurred when a reasonable estimate of the fair value can be made.  On a periodic basis, management will review these estimates and changes, if any, will be applied prospectively.  The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset.  The capitalized amount is depleted on a unit-of-production basis over the life of the reserves.  The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period.  Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost would also result in an increase or decrease to the ARO.  Actual costs incurred upon settlement of the obligation are charged against the ARO to the extent of the liability recorded.

Income Taxes

ARC follows the liability method of accounting for income taxes.  Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of ARC and ARC’s corporate subsidiaries and their respective tax base, using substantively enacted future income tax rates.  The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs, provided that the income tax rates are substantively enacted.  Temporary differences arising on acquisitions result in future income tax assets and liabilities.

Basic and Diluted per Trust Unit Calculations

Basic net income per unit is computed by dividing net income after non-controlling interest by the weighted average number of trust units outstanding during the period.  Diluted net income per unit amounts are calculated based on net income before non-controlling interest divided by dilutive trust units.  Dilutive trust units are arrived at by adding weighted average trust units to trust units issuable on conversion of exchangeable shares, and to the potential dilution that would occur if rights were exercised at the beginning of the period.  The treasury stock method assumes that proceeds received from the exercise of in-the-money rights and the unrecognized trust unit incentive compensation are used to repurchase units at the average market price.

Financial Instruments

Financial assets, financial liabilities and non-financial derivatives are measured at fair value on initial recognition.  Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.

a. Held-for-trading

Financial assets and liabilities designated as held-for-trading are subsequently measured at fair value with changes in those fair values charged immediately to earnings.  With the exception of risk management contracts that qualify for hedge accounting, ARC classifies all risk management contracts as held-for-trading.  Cash and cash equivalents are also classified as held-for-trading.

b. Available-for-sale assets

Available-for-sale financial assets are subsequently measured at fair value with changes in fair value recognized in Other Comprehensive Income (“OCI”), net of tax.  Amounts recognized in OCI for available-for-sale financial assets are charged to earnings when the asset is derecognized or when there is an other than temporary asset impairment.  ARC classifies its reclamation funds as available-for-sale assets.

c. Held-to-maturity investments, loans and receivables and other financial liabilities

Held-to-maturity investments, loans and receivables, and other financial liabilities are subsequently measured at amortized cost using the effective interest method.  ARC classifies accounts receivable to loans and receivables, and accounts payable, distributions payable and long-term debt to other financial liabilities.

Transaction costs are expensed as incurred for all financial instruments.

ARC has elected January 1, 2003 as the effective date to identify and measure embedded derivatives in financial and non-financial contracts that are not closely related to the host contracts.

ARC is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations.  A variety of derivative instruments are used by ARC to reduce its exposure to fluctuations in commodity prices, foreign exchange rates, and interest rates.  The fair values of these derivative instruments are based on an estimate of the amounts that would have been received or paid to settle these instruments prior to maturity.  ARC considers all of these transactions to be effective economic hedges; however, most of ARC’s contracts do not qualify or have not been designated as effective hedges for accounting purposes.

For transactions that do not qualify for hedge accounting, ARC applies the fair value method of accounting by recording an asset or liability on the Consolidated Balance Sheet and recognizing changes in the fair value of the instruments in earnings during the current period.

For derivative instruments that do qualify as effective accounting hedges, policies and procedures are in place to ensure that the required documentation and approvals are obtained.  This documentation specifically ties the derivative financial instruments to their use, and in the case of commodities, to the mitigation of market price risk associated with cash flows expected to be generated.  When applicable, ARC also identifies all relationships between hedging instruments and hedged items, as well as its risk management objective and the strategy for undertaking hedge transactions.  This would include linking the particular derivative to specific assets and liabilities on the Consolidated Balance Sheet or to specific firm commitments or forecasted transactions.

Where specific hedges are executed, ARC assesses, both at the inception of the hedge and on an ongoing basis, whether the derivative used in the particular hedging transaction is effective in offsetting changes in fair value or cash flows of the hedged item.   Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold, or upon the sale or early termination of the hedged item.  ARC has currently designated a portion of its financial electricity contracts as effective cash flow hedges.

In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative is recognized in OCI while the ineffective portion is recognized in earnings.  When hedge accounting is discontinued, the amounts previously recognized in Accumulated Other Comprehensive Income (“AOCI”) are reclassified to earnings during the periods when the variability in the cash flows of the hedged item affects earnings.  Gains and losses on derivatives are reclassified immediately to earnings when the hedged item is sold or early terminated.

When hedge accounting is applied to a derivative used to hedge an anticipated transaction and it is determined that the anticipated transaction will not occur within the originally specified time period, hedge accounting is discontinued and the unrealized gains and losses are reclassified from AOCI to earnings.

Foreign Currency Translation

Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at the Consolidated Balance Sheet date.  Revenues and expenses are translated at the period average rates of exchange.  Translation gains and losses are included in earnings in the period in which they arise.

Non-Controlling Interest

ARC must record non-controlling interest when exchangeable shares issued by a subsidiary of ARC are transferable to third parties.  Non-controlling interest on the Consolidated Balance Sheet is recognized based on the fair value of the exchangeable shares upon issuance plus the accumulated earnings attributable to the non-controlling interest.  Net income is reduced for the portion of earnings attributable to the non-controlling interest.  As the exchangeable shares are converted to Trust units, the non-controlling interest on the Consolidated Balance Sheet is reduced by the cumulative book value of the exchangeable shares and Unitholders’ capital is increased by the corresponding amount.

3.              NEW ACCOUNTING POLICIES

Current Year Accounting Changes

Effective January 1, 2009, ARC adopted Section 3064, “Goodwill and Intangible Assets” issued by the Canadian Institute of Chartered Accountants (“CICA”).  Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to its initial recognition.   This new section has no current impact on ARC or its Consolidated Financial Statements. This standard was adopted prospectively.

Effective December 31, 2009, ARC adopted CICA issued amendments to Handbook Section 3862, “Financial Instruments — Disclosures”. The amendments include enhanced disclosures relating to the fair value of financial instruments and the liquidity risk associated with financial instruments. Section 3862 now requires that all financial instruments measured at fair value be categorized into one of three hierarchy levels.  Refer to Note 13 Financial Instruments and Risk Management for enhanced fair value disclosures and Note 9 Financial Liabilities and Liquidity Risk for liquidity risk disclosures. The amendments are consistent with recent amendments to financial instrument disclosure standards in IFRS.

Future Accounting Changes

A.             Business Combinations

The CICA issued Handbook Section 1582 “Business Combinations” that replaces the previous business combinations standard.  Under this guidance, the purchase price used in a business combination is based on the fair value of shares exchanged at the market price at acquisition date.  Under the current standard, the purchase price used is based on the market price of shares for a reasonable period before and after the date the acquisition is agreed upon and announced.  In addition, the guidance generally requires all acquisition costs to be expensed.  Current standards allow for the capitalization of these costs as part of the purchase price.  This new Section also addresses contingent liabilities, which will be required to be recognized at fair value on acquisition, and subsequently remeasured at each reporting period until settled.  Currently, standards require only contingent liabilities that are payable to be recognized.  The new guidance requires negative goodwill to be recognized in earnings rather than the current standard of deducting from non-current assets in the purchase price allocation.  This standard applies prospectively to business combinations on or after January 1, 2011 with earlier application permitted.  ARC is currently assessing the impact of the standard.

B.             Consolidated Financial Statements and Non-controlling Interest

The CICA issued Handbook Sections 1601 “Consolidated Financial Statements”, and 1602 “Non-controlling Interests”, which replaces existing guidance under Section 1600 “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of Consolidated Financial Statements. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in Consolidated Financial Statements subsequent to a business combination. These standards will be effective for ARC for business combinations occurring on or after January 1, 2011 with early application permitted. ARC is currently assessing the impact of the standard.

4.              CORPORATE ACQUISITIONS

On December 21, 2009, ARC acquired all of the issued and outstanding shares of two legal entities — 1504793 Alberta Ltd. and PetroBakken General Partnership No. 1 (collectively “Ante Creek”) — for total consideration of $178.9 million.  The allocation of the purchase price and consideration paid were as follows:

Net Assets Acquired
Property, plant and equipment	$231.0
Asset retirement obligations	(4.0)
Future income taxes	(48.1)
Total net assets acquired	$178.9

Consideration Paid
Cash and fees paid	$178.9
Total consideration paid	$178.9

The acquisition of Ante Creek has been accounted for as an asset acquisition pursuant to EIC — 124.

The future income tax liability on acquisition was based on the difference between the fair value of the acquired net assets of $178.9 million and the associated tax basis of $35.8 million.

These Consolidated Financial Statements incorporate the results of operations of the acquired Ante Creek properties from December 21, 2009.

5.              CASH AND CASH EQUIVALENTS

Cash and cash equivalents are nil as at December 31, 2009 ($40 million in Canadian Treasury Bills as at December 31, 2008).

6.              FINANCIAL ASSETS AND CREDIT RISK

Credit risk is the risk of financial loss to ARC if a partner or counterparty to a product sales contract or financial instrument fails to meet its contractual obligations.  ARC is exposed to credit risk with respect to its cash equivalents, accounts receivable, reclamation funds, and risk management contracts. Most of ARC’s accounts receivable relate to oil and natural gas sales and are subject to typical industry credit risks.  ARC manages this credit risk as follows:

•                  By entering into sales contracts with only established credit worthy counterparties as verified by a third party rating agency, through internal evaluation or by requiring security such as letters of credit;

•                  By limiting exposure to any one counterparty in accordance with ARC’s credit policy; and

•                  By restricting cash equivalent investments, reclamation fund investments, and risk management transactions to counterparties that, at the time of transaction, are not less than investment grade.

The majority of the credit exposure on accounts receivable at December 31, 2009 pertains to accrued revenue for December 2009 production volumes.  ARC transacts with a number of oil and natural gas marketing companies and commodity end users (“commodity purchasers”).  Commodity purchasers and marketing companies typically remit amounts to ARC by the 25th day of the month following production.  Joint interest receivables are typically collected within one to three months following production.   At December 31, 2009, no one counterparty accounted for more than 25 per cent of the total accounts receivable balance and the largest commodity purchaser receivable balance is fully secured with Letters of Credit.

For the year ended December 31, 2009, ARC recorded a recovery of $1.7 million for amounts received on balances previously included in ARC’s allowance for doubtful accounts.  The recovery includes $1.2 million for settlement of oil revenues that were previously due from SemCanada Crude (“SemCanada”), a counterparty that marketed a portion of ARC’s production and had filed for protection under the Companies’ Creditors Arrangement Act in 2008. The remaining $0.5 million is composed of $0.6 million recovered from one counterparty and $0.1 million written off for balances deemed uncollectable from various counterparties.

ARC’s allowance for doubtful accounts was $0.8 million as at December 31, 2009 and $32 million as at December 31, 2008. In 2008, ARC recorded a provision for the full receivable of $30.6 million due from SemCanada.  As noted above, upon settlement of the SemCanada oil revenue claim, ARC recovered $1.2 million and has written off the balance in the allowance of $28.8 million.  As at December 31, 2009, $0.6 million remains in the allowance for the SemCanada gas revenue claim.  The remaining movement of $1.2 million is composed of $0.6 million settled on balances previously included in the provision and $0.6 million written off for balances deemed uncollectable. During the twelve months of 2009 ARC did not record any additional provision for non-collectible accounts receivable.

When determining whether amounts that are past due are collectable, management assesses the credit worthiness and past payment history of the counterparty, as well as the nature of the past due amount. ARC considers all amounts greater than 90 days to be past due.  As at December 31, 2009, $4.4 million of accounts receivable are past due, excluding amounts described above, all of which are considered to be collectable.

Maximum credit risk is calculated as the total recorded value of cash equivalents, accounts receivable, reclamation funds, and risk management contracts at the balance sheet date.

7.              RECLAMATION FUNDS

	December 31, 2009		December 31, 2008
	Unrestricted	Restricted	Unrestricted	Restricted
Balance, beginning of year	$11.2	$17.0	$14.4	$11.7
Contributions	6.2	5.3	5.8	5.9
Reimbursed expenditures (1)	(5.9)	(1.8)	(9.7)	(1.0)
Interest earned on funds	0.7	0.1	0.8	0.4
Net unrealized gains and losses on available-for-sale investments	0.4	—	(0.1)	—
Balance, end of year (2)	$12.6	$20.6	$11.2	$17.0

(1)                      Amount differs from actual expenditures incurred by ARC due to timing differences and discretionary reimbursements.

(2)                      As at December 31, 2009 the unrestricted reclamation fund held $0.2 million in cash and cash equivalents (nil at December 31, 2008), with the balance held in investment grade assets.

ARC has established two reclamations funds to finance future asset retirement obligations; one fund has been restricted to finance obligations specifically associated with the Redwater property, with the unrestricted fund financing all other obligations.  Contributions to the restricted and unrestricted reclamation funds and interest earned on the balances have been deducted from the cash distributions to the unitholders.  The Board of Directors of ARC Resources has approved voluntary contributions to the unrestricted reclamation fund over a 20-year period that currently results in minimum annual contributions of $6 million ($6 million in 2008) based upon properties owned as at December 31, 2009.  Required contributions to the restricted reclamation fund will vary over time and have been disclosed in Note 22.  Contributions for both funds are continually reassessed to ensure that the funds are sufficient to finance the majority of future abandonment obligations.  Interest earned on the funds is retained within the funds.

For the years ended December 31, 2009 and December 31, 2008, nominal amounts relating to available-for-sale reclamation fund assets were classified from accumulated other comprehensive income into earnings.   As at December 31, 2009 all reclamation fund assets are reflected at fair value.  The fair values are obtained from third parties, determined directly by reference to quoted market prices.

8.              PROPERTY, PLANT AND EQUIPMENT

	December 31, 2009	December 31, 2008
Property, plant and equipment, at cost	$6,242.8	$5,668.9
Accumulated depletion and depreciation	(2,669.4)	(2,292.3)
Property, plant and equipment, net	$3,573.4	$3,376.6

The calculation of 2009 depletion and depreciation included an estimated $1,060 million ($872 million in 2008) for future development costs associated with proved undeveloped reserves and excluded $268.9 million ($287.5 million in 2008) for the book value of unproved properties.

ARC performed a ceiling test calculation at December 31, 2009 to assess the recoverable value of property plant and equipment (“PP&E”).  Based on the calculation, the value of future net revenues from ARC’s reserves exceeded the carrying value of ARC’s PP&E at December 31, 2009.  The benchmark prices used in the calculation were as follows:

	WTI Oil	AECO Gas	Cdn$/US$
Year	(US$/bbl)	(Cdn$/mmbtu)	Exchange Rates
2010	80.00	5.96	0.95
2011	83.00	6.79	0.95
2012	86.00	6.89	0.95
2013	89.00	6.95	0.95
2014	92.00	7.05	0.95
2015	93.84	7.16	0.95
2016	95.72	7.42	0.95
2017	97.64	7.95	0.95
2018	99.59	8.52	0.95
2019	101.58	8.69	0.95
Remainder (1)	2.0%	2.0%	0.95

(1)  Percentage change represents the change in each year after 2019 to the end of the reserve life.

9.              FINANCIAL LIABILITIES AND LIQUIDITY RISK

Liquidity risk is the risk that ARC will not be able to meet its financial obligations as they become due. ARC actively manages its liquidity through cash, distribution policy, and debt and equity management strategies. Such strategies include continuously monitoring forecasted and actual cash flows from operating, financing and investing activities, available credit under existing banking arrangements and opportunities to issue additional Trust units.  Management believes that future cash flows generated from these sources will be adequate to settle ARC’s financial liabilities.

The following table details ARC’s financial liabilities as at December 31, 2009:

		2 - 3	4 - 5	Beyond
($ millions)	1 year	years	years	5 years	Total
Accounts payable and accrued liabilities (1)	166.7	—	—	—	166.7
Distributions payable (2)	18.9	—	—	—	18.9
Risk management contracts (3)	14.8	2.1	—	—	16.9
Senior secured notes and interest	47.1	109.9	131.6	152.9	441.5
Revolving credit facilities	—	497.3	—	—	497.3
Working capital facility	7.9	—	—	—	7.9
Accrued long-term incentive compensation (1)	28.4	36.0	—	—	64.4
Total financial liabilities	283.8	645.3	131.6	152.9	1,213.6

(1)                      Liabilities under the Whole Trust Unit Incentive Plan represent the total amount expected to be paid out on vesting.

(2)                      Amounts payable for the distribution represents the net cash payable after distribution reinvestment.

(3)                      Amounts payable for the risk management contracts have been included gross at their future value.

ARC actively maintains credit and working capital facilities to ensure that it has sufficient available funds to meet its financial requirements at a reasonable cost.  Refer to Note 10 for further details on available amounts under existing banking arrangements and Note 12 for further details on capital management.

10.       LONG-TERM DEBT

	December 31, 2009	December 31, 2008
Syndicated credit facilities:
Cdn$ denominated(1)	$423.0	$399.5
US$ denominated	74.3	240.6
Working capital facility	7.9	2.1
Senior secured notes:
Master Shelf Agreement
5.42% US$ Note	78.5	91.9
4.94% US$ Note	6.3	14.7
2004 Note Issuance
4.62% US$ Note	54.5	76.5
5.10% US$ Note	65.4	76.5
2009 Note Issuance
7.19% US$ Note	70.6	—
8.21% US$ Note	36.6	—
6.50% Cdn$ Note	29.0	—
Total long-term debt outstanding	$846.1	$901.8

(1)          Syndicated credit facility balance was reduced on January 5, 2010.  Refer to Note 23 for further details.

Credit Facilities

ARC has an $800 million secured, annually extendible, financial covenant-based syndicated credit facility.  ARC also has in place a $25 million demand working capital facility. The working capital facility is also secured and is subject to the same covenants as the syndicated credit facility.

Borrowings under the syndicated credit facility bear interest at bank prime (2.25 per cent at December 31, 2009, four per cent at December 31, 2008) or, at ARC’s option, Canadian dollar bankers’ acceptances or U.S. dollar LIBOR loans, plus a stamping fee.  At the option of ARC, the lenders will review the syndicated credit facility each year and determine whether they will extend the revolving period for another year.  In the event that the syndicated credit facility is not extended at any time before the maturity date, the loan balance will become repayable on the maturity date.  The maturity date of the current syndicated credit facility is April 15, 2011.  All drawings under the facility are subject to stamping fees. These stamping fees vary between a minimum of 60 basis points (“bps”) to a maximum of 110 bps.  During 2009, the weighted-average interest rate under the credit facility was 1.1 per cent (3.8 per cent in 2008).

Senior Secured Notes Issued Under a Master Shelf Agreement

These senior secured notes were issued in two separate tranches pursuant to an Uncommitted Master Shelf Agreement.  The terms and rates of these senior secured notes are summarized below:

Issue Date	Remaining Principal		Coupon Rate	Maturity Date	Principal Payment Terms
October 19, 2002	US$	6.0	4.94%	October 19, 2010	Five equal installments beginning October 19, 2006
December 15, 2005	US$	75.0	5.42%	December 15, 2017	Eight equal installments beginning December 15, 2010

In the second quarter of 2009 ARC extended its Uncommitted Master Shelf Agreement from May 2009 to April 2012.  The extended agreement allows for an aggregate draw of up to US$225 million in notes at a rate equal to the related U.S. treasuries corresponding to the term of the notes plus an appropriate credit risk adjustment at the time of issuance.

Senior Secured Notes not Subject to the Master Shelf Agreement

2004 Note Issuance

These notes were issued on April 27, 2004 via a private placement in two tranches. The terms and rates of these senior secured notes are summarized below.

2009 Note Issuance

These notes were issued on April 14, 2009 via a private placement in three tranches.  The terms and rates of these senior secured notes are summarized below.

Issue Date	Remaining Principal		Coupon Rate	Maturity Date	Payment Terms
April 27, 2004	US$	52.1	4.62%	April 27, 2014	Six equal installments beginning April 27, 2009
April 27, 2004	US$	62.5	5.10%	April 27, 2016	Five equal installments beginning April 27, 2012
April 14, 2009	US$	67.5	7.19%	April 14, 2016	Five equal installments beginning April 14, 2012
April 14, 2009	US$	35.0	8.21%	April 14, 2021	Five equal installments beginning April 14, 2017
April 14, 2009	Cdn$	29.0	6.50%	April 14, 2016	Five equal installments beginning April 14, 2012

Credit Capacity

The following table summarizes ARC’s available credit capacity and the current amounts drawn as at December 31, 2009:

	Credit Capacity	Drawn	Remaining
Syndicated Credit Facility	$800.0	$497.3	$302.7
Working Capital Facility	25.0	7.9	17.1
Senior Secured Notes Subject to a Master Shelf Agreement(1)	235.5	84.8	150.7
Senior Secured Notes Not Subject to a Master Shelf Agreement	256.1	256.1	—
Total	$1,316.6	$846.1	$470.5

(1)          Total credit capacity is US$225 million.

Debt Covenants

The following are the significant financial covenants governing the revolving credit facilities:

•                  Long-term debt and letters of credit not to exceed three times trailing twelve month net income before non-cash items and interest expense;

•                  Long-term debt, letters of credit, and subordinated debt not to exceed four times trailing twelve month net income before non-cash items and interest expense; and

•                  Long-term debt and letters of credit not to exceed 50 per cent of the book value of unitholders’ equity and long-term debt, letters of credit, and subordinated debt.

In the event that ARC enters into a material acquisition whereby the purchase price exceeds 10 per cent of the book value of ARC’s assets, the ratio in the first covenant is increased to 3.5 times, while the third covenant is increased to 55% for the subsequent six month period.  As at December 31, 2009, ARC had $2 million in letters of credit ($1.9 million in 2008), no subordinated debt, and was in compliance with all covenants.

The payment of principal and interest are allowable deductions in the calculation of cash available for distribution to unitholders and rank ahead of cash distributions payable to unitholders.  Should the properties securing this debt generate insufficient revenue to repay the outstanding balances, the unitholders have no direct liability.

Supplemental disclosures

The fair value of all senior secured notes as at December 31, 2009, is $347.3 million compared to a carrying value of $340.9 million ($289.9 million compared to $259.6 million as at December 31, 2008), and is calculated as the present value of principal and interest payments discounted at ARC’s credit adjusted risk free rate.

Amounts of US$16.4 million due under the senior secured notes (includes US$6 million attributable to the Master Shelf Agreement) and $7.9 million due under ARC’s working capital facility in the next 12 months have not been included in current liabilities as management has the ability and intent to refinance this amount through the syndicated credit facility.

Interest paid during 2009 was $2.6 million more than interest expense ($1.6 million more in 2008).

ARC’s total long-term debt is secured in the form of a floating charge on all lands and assignments and a negative pledge on petroleum and natural gas properties.

11.       ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligations were estimated by management based on ARC’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods.  ARC has estimated the net present value of its total asset retirement obligations to be $149.9 million as at December 31, 2009 ($141.5 million in 2008) based on a total future undiscounted liability of $1.36 billion ($1.32 billion in 2008).  At December 31, 2009 management estimates that these payments are expected to be made over the next 51 years with the majority of payments being made in years 2050 to 2060.  ARC’s weighted average credit adjusted risk free rate of 6.5 per cent (6.6 per cent in 2008) and an inflation rate of two per cent (two per cent in 2008) were used to calculate the present value of the asset retirement obligations.  During the year, no gains or losses were recognized on settlements of asset retirement obligations.

The following table reconciles ARC’s asset retirement obligations:

	December 31, 2009	December 31, 2008
Balance, beginning of year	$141.5	$140.0
Increase in liabilities relating to corporate acquisitions	4.0	—
Increase in liabilities relating to development activities	1.7	2.0
Increase in liabilities relating to change in estimate	2.1	2.6
Settlement of reclamation liabilities during the year	(8.7)	(12.4)
Accretion expense	9.3	9.3
Balance, end of year	$149.9	$141.5

12.       CAPITAL MANAGEMENT

The objective of ARC when managing its capital is to maintain a conservative structure that will allow it to:

•                  Fund its development and exploration program;

•                  Provide financial flexibility to execute on strategic opportunities;

•                  Maintain a level of distributions that, in normal times, in the opinion of Management and the Board of Directors, is sustainable for a minimum period of six months in order to normalize the effect of commodity price volatility to unitholders; and

ARC manages the following capital:

•                  Trust units and exchangeable shares;

•                  Long-term debt; and

•                  Working capital (defined as current assets less current liabilities excluding risk management contracts and future income taxes).

When evaluating ARC’s capital structure, management’s objective is to limit net debt to less than two times annualized cash flow from operating activities and 20 per cent of total capitalization. As at December 31, 2009 ARC’s net debt to annualized cash flow from operating activities ratio is 1.8 and its net debt to total capitalization ratio is 15.9 per cent.

($ millions, except per unit and per cent amounts)	December 31, 2009	December 31, 2008
Long-term debt	846.1	901.8
Accounts payable and accrued liabilities	166.7	194.4
Distributions payable	23.7	32.5
Cash and cash equivalents, accounts receivable and prepaid expenses	(134.1)	(166.8)
Net debt obligations (1)	902.4	961.9

Trust units outstanding and issuable for exchangeable shares (millions)	239.0	219.2
Trust unit price (2)	19.94	20.10
Market capitalization (1)	4,765.7	4,405.9
Net debt obligations (1)	902.4	961.9
Total capitalization (1)	5,668.1	5,367.8

Net debt as a percentage of total capitalization	15.9%	17.9%
Net debt obligations to annualized cash flow from operating activities	1.8	1.0

(1)   Market capitalization, net debt obligations and total capitalization as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other entities.

(2)   TSX close price as at December 31, 2009 and December 31, 2008 respectively.

ARC manages its capital structure and makes adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets. ARC is able to change its capital structure by issuing new trust units, exchangeable shares, new debt or changing its distribution policy.

In addition to internal capital management ARC is subject to various covenants under its credit facilities.  Compliance with these covenants is monitored on a quarterly basis and as at December 31, 2009 ARC is in compliance with all covenants.  Refer to Note 10 for further details.

13.       FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial Instrument Classification and Measurement

Financial instruments of ARC carried on the Consolidated Balance Sheet are carried at amortized cost with the exception of cash and cash equivalents, reclamation fund assets and risk management contracts, which are carried at fair value.  With the exception of ARC’s senior secured notes, there were no significant differences between the carrying value of financial instruments and their estimated fair values as at December 31, 2009.  The fair value of the ARC’s senior secured notes is disclosed in Note 10.

All of ARC’s cash and cash equivalents, risk management contracts, and reclamation fund investments are transacted in active markets. ARC classifies the fair value of these transactions according to the following hierarchy based on the amount of observable inputs used to value the instrument.

•                  Level 1 — Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.  Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•                  Level 2 — Pricing inputs are other than quoted prices in active markets included in Level 1.  Prices in Level 2 are either directly or indirectly observable as of the reporting date.  Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

•                  Level 3 — Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

ARC’s cash and cash equivalents, reclamation fund assets and risk management contracts have been assessed on the fair value hierarchy described above.  ARC’s cash and cash equivalents and reclamation fund assets are classified as Level 1 and risk management contracts as Level 2.  Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level.

Market Risk Management

ARC is exposed to a number of market risks that are part of its normal course of business.  ARC has a risk management program in place that includes financial instruments as disclosed in the risk management section of this note.

ARC’s risk management program is overseen by its Risk Committee based on guidelines approved by the Board of Directors.  The objective of the risk management program is to support ARC’s business plan by mitigating adverse changes in commodity prices, interest rates and foreign exchange rates.

In the sections below, ARC has prepared sensitivity analyses in an attempt to demonstrate the effect of changes in these market risk factors on ARC’s net income.  For the purposes of the sensitivity analyses, the effect of a variation in a particular variable is calculated independently of any change in another variable.  In reality, changes in one factor may contribute to changes in another, which may magnify or counteract the sensitivities.

For instance, trends have shown a correlation between the movement in the foreign exchange rate of the Canadian dollar to the U.S. dollar and the West Texas Intermediate posting (“WTI”) crude oil price.

Commodity price risk

ARC’s operational results and financial condition are largely dependent on the commodity prices received for oil and natural gas production. Commodity prices have fluctuated widely during recent years due to global and regional factors including supply and demand fundamentals, inventory levels, weather, economic, and geopolitical factors. Movement in commodity prices could have a significant positive or negative impact on distributions to unitholders.

ARC manages the risks associated with changes in commodity prices by entering into a variety of risk management contracts (see Risk Management Contracts below).  The following table illustrates the effects of movement in commodity prices on net income due to changes in the fair value of risk management contracts in place at December 31, 2009. The sensitivity is based on a $15 increase and $15 decrease in the price of US$ WTI crude oil and a $1.50 increase and $1.50 decrease in the price of Cdn$ AECO natural gas. The commodity price assumptions are based on Management’s assessment of reasonably possible changes in oil and natural gas prices that could occur between December 31, 2009 and ARC’s next reporting date.

	Increase in Commodity Price		Decrease in Commodity Price
	Crude oil	Natural gas	Crude oil	Natural gas
Net income (decrease) increase	$(21.7)	$(54.6)	$19.1	$54.1

As noted above, the sensitivities are hypothetical and based on management’s assessment of reasonably possible changes in commodity prices between the balance sheet date and ARC’s next reporting date.  The results of the sensitivity should not be considered to be predictive of future performance.  Changes in the fair value of risk management contracts cannot generally be extrapolated because the relationship of change in certain variables to a change in fair value may not be linear.

Interest Rate Risk

ARC has both fixed and variable interest rates on its debt. Changes in interest rates could result in an increase or decrease in the amount ARC pays to service variable interest rate debt, potentially impacting distributions to unitholders. Changes in interest rates could also result in fair value risk on ARC’s fixed rate senior secured notes. Fair value risk of the senior secured notes is mitigated due to the fact that ARC does not intend to settle its fixed rate debt prior to maturity.

If interest rates applicable to floating rate debt at December 31, 2009 were to have increased by 50 bps (0.5 per cent) it is estimated that ARC’s net income would decrease by $1.9 million.  Management does not expect interest rates to decrease.

Foreign Exchange Risk

North American oil and natural gas prices are based upon U.S. dollar denominated commodity prices.  As a result, the price received by Canadian producers is affected by the Canadian/U.S. dollar exchange rate that may fluctuate over time. In addition ARC has U.S. dollar denominated debt and interest obligations of which future cash repayments are directly impacted by the exchange rate in effect on the repayment date.  Variations in the Canadian/U.S. dollar exchange rate could also have a positive or negative impact on distributions to unitholders.

The following table demonstrates the effect of exchange rate movements on net income due to changes in the fair value of risk management contracts in place at December 31, 2009 as well as the unrealized gain or loss on revaluation of outstanding US$ denominated debt.  The sensitivity is based on a $0.10 Cdn$/US$ increase and $0.10 Cdn$/US$ decrease in the foreign exchange rate.

	Increase in Cdn$/US$ rate	Decrease in Cdn$/US$ rate
Increase gain/decrease loss (increase loss/decrease gain) on risk management contracts	$1.5	$(1.5)
(Increase loss/decrease gain) increase gain/decrease loss on foreign exchange	(28.6)	29.5
Net income (decrease) increase	$(27.1)	$28.0

Increases and decreases in foreign exchange rates applicable to US$ payables and receivables would have a nominal impact on ARC’s net income for the year ended December 31, 2009.

Risk Management Contracts

ARC uses a variety of derivative instruments to reduce its exposure to fluctuations in commodity prices, foreign exchange rates, interest rates and power prices.  ARC considers all of these transactions to be effective economic hedges; however, the majority of ARC’s contracts do not qualify as effective hedges for accounting purposes.

Following is a summary of all risk management contracts in place as at December 31, 2009 that do not qualify for hedge accounting:

Financial WTI Crude Oil Option Contracts (1)

			Volume	Bought Put	Sold Put	Sold Call
Term		Contract	bbl/d	US$/bbl	US$/bbl	US$/bbl
1-Jan-10	31-Mar-10	Collar	1,000	$65.00	—	$80.00
1-Jan-10	31-Dec-10	Collar	4,000	$70.00	—	$90.00
1-Jan-10	31-Dec-10	Collar	2,000	$75.00	—	$95.00
1-Jan-10	31-Dec-10	3-way collar	2,000	$80.00	$60.00	$95.00

(1)          Monthly average

Financial AECO Natural Gas Swap Contracts (2)

			Volume	Sold Swap
Term		Contract	GJ/d	Cdn$/GJ
1-Jan-10	31-Dec-10	Swap	80,000	$5.61
1-Jan-11	31-Dec-13	Swap	20,000	$6.16

(2)          AECO 7a monthly index

Financial NYMEX Natural Gas Swap Contracts (3)

			Volume	Sold Swap
Term		Contract	mmbtu/d	US$/mmbtu
1-Apr-10	31-Oct-10	Swap	20,000	$6.00

(3)          Last 3 Day Settlement

Financial Basis Swap Contract (4)

			Volume	Basis Swap
Term		Contract	mmbtu/d	US$/mmbtu
1-Jan-10	31-Oct-10	Basis Swap-L3d	50,000	$(1.0430)
1-Nov-10	31-Oct-11	Basis Swap-Ld	15,000	$(0.4850)
1-Nov-11	31-Oct-12	Basis Swap-Ld	15,000	$(0.4067)

(4)          Receive Nymex Last Day (Ld) or Last 3 Day (L3d); pay AECO 7a monthly index

US$ Debt Repayment Contracts

		Notional Volume	Swap	Swap
Settlement Date	Contract	US$ millions	Cdn$/US$	US$/Cdn$
21-Jan-10	Forward	20.00	$1.0480	$0.9542

Financial Electricity Heat Rate Contracts (5)

			Volume	AESO Power	AECO 5a	multiplied	Heat Rate
Term		Contract	MWh	$/MWh	$/GJ	by	GJ/MWh
1-Jan-10	31-Dec-10	Heat Rate Swap	10	Receive AESO	Pay AECO 5a		x 9.15
1-Jan-11	31-Dec-11	Heat Rate Swap	15	Receive AESO	Pay AECO 5a		x 9.08
1-Jan-12	31-Dec-13	Heat Rate Swap	10	Receive AESO	Pay AECO 5a		x 9.15

(5)          Alberta Power Pool (monthly average 24x7); AECO 5a monthly index

Financial Electricity Contracts (6)

			Volume	Bought Swap
Term		Contract	MWh	Cdn$/MWh
1-Jan-10	31-Dec-12	Swap	5	$72.495

(6)          Alberta Power Pool (monthly average 24x7); AECO 5a monthly index

Following is a summary of all risk management contracts in place as at December 31, 2009 that qualify for hedge accounting:

Financial Electricity Contracts(7)

			Volume	Bought Swap
Term		Contract	MWh	Cdn$/MWh
1-Jan-10	31-Dec-10	Swap	5	$63.00

(7)          Alberta Power Pool (monthly average 24x7), AECO 5a monthly index

At December 31, 2009, the fair value of the contracts that were not designated as accounting hedges was a loss of $4.3 million.  ARC recorded a gain on risk management contracts of $11.7 million in the statement of income for the year ended December 31, 2009 ($7.7 million loss in 2008).  This amount includes the realized and unrealized gains and losses on risk management contracts that do not qualify as effective accounting hedges.

The following table reconciles the movement in the fair value of ARC’s financial risk management contracts that have not been designated as effective accounting hedges:

	December 31, 2009	December 31, 2008
Fair value, beginning of year	$3.4	$(64.6)
Fair value, end of year (1)	(4.3)	3.4
Change in fair value of contracts in the year	(7.7)	68.0
Realized gain (loss) in the year	19.4	(75.7)
Gain (loss) on risk management contracts	$11.7	$(7.7)

(1)          Intrinsic value of risk management contracts not designated as effective accounting hedges equals a loss of $3.5 million at December 31, 2009 ($0.9 million loss at December 31, 2008).

During 2007 ARC entered into treasury rate lock contracts in order to manage ARC’s interest rate exposure on future debt issuances.  During 2008 it was determined that the previously anticipated debt issuance was no longer expected to occur and the associated treasury rate lock contracts were unwound at a loss of $13.6 million. The loss was reclassified from Other Comprehensive Income (“OCI”), net of tax $10 million and recognized in net income.

ARC’s electricity contracts are intended to manage price risk on electricity consumption.  Portions of ARC’s financial electricity contracts were designated as effective accounting hedges on their respective contract dates. A realized loss of $1.5 million for the year ended December 31, 2009 (gain of $3.9 million in 2008) has been included in operating costs on these electricity contracts. The accumulated unrealized fair value loss of $0.5 million on these contracts has been recorded on the Consolidated Balance Sheet at December 31, 2009 with the movement in fair value recorded in OCI, net of tax. The fair value movement for the year ended December 31, 2009 is an unrealized loss of $3.8 million.  As at December 31, 2009 all of the unrealized fair value loss is attributed to contracts that will settle over the next twelve months.  The following table reconciles the movement in the fair value of ARC’s financial risk management contracts that have been designated as effective accounting hedges:

	December 31, 2009	December 31, 2008
Fair value, beginning of year	$3.3	$(3.4)
Change in fair value of financial electricity contracts	(3.8)	(0.7)
Change in fair value of treasury rate lock contracts prior to de-designation	—	(6.2)
Reclassification of loss on treasury rate lock contracts to net income	—	13.6
Fair value, end of year (1)	$(0.5)	$3.3

(1)          Intrinsic value of risk management contracts designated as effective accounting hedges equals a loss of $0.5 million at December 31, 2009 ($3.4 million gain at December 31, 2008).

14.  GAIN (LOSS) ON FOREIGN EXCHANGE

The following is a summary of the total gain (loss) on US$ denominated transactions:

	2009	2008
Unrealized gain (loss) on US$ denominated debt	$66.3	$(90.8)
Realized gain on US$ denominated debt repayments	2.7	2.3
Total non-cash gain (loss) on US$ denominated transactions	69.0	(88.5)
Realized cash gain (loss) on US$ denominated transactions	1.0	(0.9)
Total foreign exchange gain (loss)	$70.0	$(89.4)

15.  INCOME TAXES

In 2007, Income Trust tax legislation was passed resulting in a two-tiered tax structure subjecting distributions to the federal corporate income tax rate plus a deemed 13 per cent provincial income tax at the Trust level commencing in 2011.  On March 4, 2009 legislation was passed providing that the provincial component of the tax on ARC is to be calculated based on the general provincial rate in each province in which ARC has a permanent establishment.  This is the same way that a corporation would calculate its provincial tax rate.  The provincial component of the tax was substantively enacted as of December 31, 2009 but was not substantively enacted as of December 31, 2008.  ARC has reflected a reduced tax rate in the calculation of future income taxes in 2009.

The tax provision differs from the amount computed by applying the combined Canadian federal and provincial statutory income tax rates to income before future income tax recovery as follows:

	December 31, 2009	December 31, 2008
Income before future income tax recovery and non-controlling interest	$192.3	$535.4
Canadian statutory rate (1)	29.0%	32.4%
Expected income tax expense at statutory rates	55.8	173.4
Effect on income tax of:
Net income of ARC	(86.0)	(181.2)
Effect of change in corporate tax rate	7.2	(8.9)
Unrealized loss (gain) on foreign exchange	(9.7)	13.4
Change in estimated pool balances	(0.7)	(1.0)
Other non-deductible items	0.6	(0.2)
Future income tax recovery	$(32.8)	$(4.5)

(1)          The statutory rate consists of the combined Trust and Trust’s subsidiaries statutory tax rate

The net future income tax liability is comprised of the following:

	December 31, 2009	December 31, 2008
Future tax liabilities:
Capital assets in excess of tax value	$418.3	$381.4
Risk management contracts	—	1.7
Other comprehensive income	—	0.8
Long-term debt	8.5	0.2
Future tax assets:
Asset retirement obligations	(37.6)	(35.8)
Non-capital losses	(49.9)	(24.4)
Risk management contracts	(1.1)	—
Other comprehensive loss	(0.1)	—
Trust unit incentive compensation expense	(8.2)	(8.3)
Attributed Canadian royalty income	(4.5)	(4.6)
CEC, SR&ED pools and deductible share issue costs	(3.6)	(1.6)
Net future income tax liability	$321.8	$309.4
Net future income tax asset, current	$7.1	$3.9
Net future income tax liability, long-term	$328.9	$313.3

The petroleum and natural gas properties and facilities owned by ARC have an approximate tax basis of $2.23 billion ($2.07 billion in 2008) available for future use as deductions from taxable income.  Included in this tax basis are estimated non-capital loss carry forwards of $181.9 million ($86.9 million in 2008) that expire in the years 2027 through 2029. The following is a summary of the estimated ARC tax pools:

	December 31, 2009	December 31, 2008
Canadian oil and gas property expenses	$951.6	$1,001.3
Canadian development expenses	391.1	360.7
Canadian exploration expenses	105.6	41.5
Undepreciated capital costs	432.2	414.5
Non-capital losses	181.9	86.9
SR&ED tax pools	0.8	0.3
Other	15.2	7.0
Estimated tax basis, federal	2,078.4	1,912.2
Provincial tax pools	155.5	155.9
Estimated tax basis, federal and provincial	$2,233.9	$2,068.1

No current income taxes were paid or payable in both 2009 and 2008.

16.       EXCHANGEABLE SHARES

ARC is authorized to issue an unlimited number of ARL Exchangeable Shares that can be converted (at the option of the holder) into trust units at any time.  The number of Trust units issuable upon conversion is based upon the exchange ratio in effect at the conversion date.  The exchange ratio is calculated monthly based on the cash distribution paid divided by the 10 day weighted average unit price preceding the record date and multiplied by the opening exchange ratio.  The exchangeable shares are not eligible for distributions and, in the event that they are not converted, any outstanding shares are redeemable by ARC for Trust units on August 28, 2012. The ARL Exchangeable Shares are publicly traded.

(units thousands)	December 31, 2009	December 31, 2008
Balance, beginning of year	1,092	1,310
Exchanged for trust units (1)	(221)	(218)
Balance, end of year	871	1,092
Exchange ratio, end of year	2.71953	2.51668
Trust units issuable upon conversion, end of year	2,369	2,748

(1)         During 2009, 220,573 ARL exchangeable shares were converted to trust units at an average exchange ratio of 2.59547, compared to 218,455 exchangeable shares at an average exchange ratio of 2.36901 during the year ended 2008.

The non-controlling interest on the Consolidated Balance Sheet consists of the fair value of the exchangeable shares upon issuance plus the accumulated earnings attributable to the non-controlling interest.  The net income attributable to the non-controlling interest on the Consolidated Statement of Income represents the cumulative share of net income attributable to the non-controlling interest based on the Trust units issuable for exchangeable shares in proportion to total Trust units issued and issuable at each period end.

Following is a summary of the non-controlling interest for 2009 and 2008:

	December 31, 2009	December 31, 2008
Non-controlling interest, beginning of year	$42.4	$43.1
Reduction of book value for conversion to trust units	(8.7)	(7.6)
Current year net income attributable to non-controlling interest	2.3	6.9
Non-controlling interest, end of year	36.0	42.4
Accumulated earnings attributable to non-controlling interest	$43.3	$41.0

17.       UNITHOLDERS’ CAPITAL

ARC is authorized to issue 650 million Trust units of which 236.6 million units were issued and outstanding as at December 31, 2009 (216.4 million as at December 31, 2008).

ARC has in place a Distribution Reinvestment and Optional Cash Payment Program (“DRIP”) in conjunction with the Trusts’ transfer agent to provide the option for unitholders to reinvest cash distributions into additional trust units issued from treasury at a five per cent discount to the prevailing market price with no additional fees or commissions.

ARC is an open ended mutual fund under which unitholders have the right to request redemption directly from ARC.  Trust units tendered by holders are subject to redemption under certain terms and conditions including the determination of the redemption price at the lower of the closing market price on the date units are tendered or 90 per cent of the weighted average trading price for the 10 day trading period commencing on the tender date.  Cash payments for trust units tendered for redemption are limited to $100,000 per month with redemption requests in excess of this amount eligible to receive a note from ARC Resources Ltd. accruing interest at 4.5 per cent and repayable within 20 years.

	December 31, 2009		December 31, 2008
(units thousands)	Number of trust units	$	Number of trust units	$
Balance, beginning of year	216,435	2,600.7	210,232	2,465.7
Issued for cash	15,474	253.0	—	—
Issued on conversion of ARL exchangeable shares (Note 16)	572	8.6	517	7.6
Issued on exercise of employee rights	—	—	238	4.2
Distribution reinvestment program	4,134	67.0	5,448	123.2
Trust unit issue costs, net of tax (1)	—	(11.7)	—	—
Balance, end of year (2)	236,615	2,917.6	216,435	2,600.7

(1)         Amount is net of tax of $2.1 million for the year ended December 31, 2009.

(2)         The number of Trust units outstanding increased significantly on January 5, 2010.  Refer to Note 23 for further details.

Net income per trust unit has been determined based on the following:

(units thousands)	2009	2008
Weighted average trust units (1)	233,025	213,259
Trust units issuable on conversion of exchangeable shares (2)	2,369	2,748
Dilutive impact of rights (3)	—	50
Diluted trust units and exchangeable shares	235,394	216,057

(1)         Weighted average trust units exclude trust units issuable for exchangeable shares.

(2)         Diluted trust units include trust units issuable for outstanding exchangeable shares at the year-end exchange ratio.

(3)         There are no rights outstanding as of December 31, 2009 and therefore, no dilutive impact.  Previously outstanding rights were dilutive and therefore were included in the diluted unit calculation for 2008.

Basic net income per unit has been calculated based on net income after non-controlling interest divided by weighted average trust units.  Diluted net income per unit has been calculated based on net income before non-controlling interest divided by diluted trust units.

18.       DEFICIT AND ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

	December 31, 2009	December 31, 2008
Accumulated earnings	$2,946.9	$2,724.1
Accumulated distributions	(3,525.5)	(3,227.0)
Deficit	(578.6)	(502.9)
Accumulated other comprehensive (loss) income	(0.6)	1.9
Deficit and accumulated other comprehensive (loss) income	$(579.2)	$(501.0)

The accumulated other comprehensive (loss) income balance is composed of the following items:

	December 31, 2009	December 31, 2008
Unrealized gains and losses on financial instruments designated as cash flow hedges	$(0.7)	$2.0
Net unrealized gains and losses on available-for-sale reclamation funds’ investments	0.1	(0.1)
Accumulated other comprehensive (loss) income, end of year	$(0.6)	$1.9

19.       RECONCILIATION OF CASH FLOW FROM OPERATING ACTIVITIES AND DISTRIBUTIONS

Distributions are calculated in accordance with the Trust Indenture. To arrive at distributions, cash flow from operating activities is reduced by reclamation fund contributions including interest earned on the funds, a portion of capital expenditures and, when applicable, debt repayments. The portion of cash flow from operating activities withheld to fund capital expenditures and to make debt repayments is at the discretion of the Board of Directors.

	2009	2008
Cash flow from operating activities	$497.4	$944.4
Deduct:
Cash withheld to fund current year capital expenditures	(194.3)	(372.2)
Net reclamation fund contributions	(4.6)	(2.2)
Distributions (1)	298.5	570.0
Accumulated distributions, beginning of year	3,227.0	2,657.0
Accumulated distributions, end of year	$3,525.5	$3,227.0
Distributions per unit (2)	$1.28	$2.67
Accumulated distributions per unit, beginning of year	$23.70	$21.03
Accumulated distributions per unit, end of year (3)	$24.98	$23.70

(1)         Distributions include accrued and non-cash amounts of $56.2 million for the year ended December 31, 2009 ( $111.2 million for the year ended December 31, 2008).

(2)         Distributions per trust unit reflect the sum of the per trust unit amounts declared monthly to unitholders.

(3)         Accumulated distributions per unit reflect the sum of the per trust unit amounts declared monthly to unitholders since the inception of ARC in July 1996.

20.       TRUST UNIT INCENTIVE RIGHTS PLAN

The Trust Unit Incentive Rights Plan (the “Rights Plan”) was established in 1999 and authorized ARC to grant up to 8,000,000 rights to its employees, independent directors and long-term consultants to purchase Trust units, of which 7,866,088 were granted before the plan was discontinued in 2004 and replaced with the Whole Trust Unit Incentive Plan (see Note 21).  During 2008 the remaining 238,000 rights were exercised, at a weighted average exercise price of $10.40.  As at December 31, 2008 all rights issued under the Rights Plan had been exercised or cancelled.

21.       WHOLE TRUST UNIT INCENTIVE PLAN

The Whole Trust Unit Incentive Plan (the “Whole Unit Plan”) results in employees, officers and directors (the “plan participants”) receiving cash compensation in relation to the value of a specified number of underlying notional trust units.  The Whole Unit Plan consists of Restricted Trust Units (“RTUs”) for which the number of trust units is fixed and will vest evenly over a period of three years and Performance Trust Units (“PTUs”) for which the number of trust units is variable and will vest at the end of three years.

Upon vesting, the plan participant receives a cash payment based on the fair value of the underlying trust units plus accrued distributions.  The cash compensation issued upon vesting of the PTUs is dependent upon the future performance of ARC compared to its peers based on a performance multiplier.  The performance multiplier is based on the percentile rank of ARC’s Total Unitholder Return. The cash compensation issued upon vesting of the PTUs may range from zero to two times the value of the PTUs originally granted.

During the year, cash payments of $16.6 million were made to employees relating to the Whole Unit Plan compared to $28.2 million in 2008.  In October 2008, vesting periods were revised from April and October to March and September of each year commencing in 2009.

Non-cash compensation expense associated with the Whole Unit Plan is determined based on the intrinsic value of the Whole Trust Units at each period end and is expensed in the statement of income and capitalized on the balance sheet over the vesting period. As the value of the RTUs and PTUs is dependent upon the trust unit price, the expense recorded may fluctuate over time.

ARC recorded non-cash compensation expense of $(0.1) million and $0.7 million to general and administrative and operating expenses, respectively, and capitalized $0.1 million to property, plant and equipment in the year ended December 31, 2009 for the estimated change in the Plan liability ($1.1 million, $(0.1) million, and $0.6 million for the year ended December 31, 2008).  The non-cash compensation expense was based on the December 31, 2009 unit price of $19.94 ($20.10 at December 31, 2008), accrued distributions, a performance multiplier, and the estimated number of units to be issued on maturity.

The following table summarizes the RTU and PTU movement for the year ended December 31, 2009:

(thousands)	Number of RTUs	Number of PTUs
Balance, beginning of year	756	959
Granted	703	635
Vested	(355)	(261)
Forfeited	(52)	(28)
Balance, end of year	1,052	1,305

The change in the net accrued long-term incentive compensation liability relating to the Whole Trust Unit Incentive Plan can be reconciled as follows:

	December 31, 2009	December 31, 2008
Balance, beginning of year	$31.9	$30.3
Change in net liabilities in the year
General and administrative expense	(0.1)	1.1
Operating expense	0.7	(0.1)
Property, plant and equipment	0.1	0.6
Balance, end of year (1)	$32.6	$31.9
Current portion of liability (2)	22.4	18.8
Accrued long-term incentive compensation	$10.9	$14.2

(1)         Includes $0.7 million of recoverable amounts recorded in accounts receivable as at December 31, 2009 ($1.1 million for 2008).

(2)         Included in accounts payable and accrued liabilities on the Consolidated Balance Sheet.

22.       COMMITMENTS AND CONTINGENCIES

Following is a summary of ARC’s contractual obligations and commitments as at December 31, 2009:

	Payments Due by Period
($ millions)	2010	2011-2012	2013-2014	Thereafter	Total
Debt repayments (1)	34.8	571.7	107.4	132.2	846.1
Interest payments (2)	20.1	35.5	24.2	20.8	100.6
Reclamation fund contributions (3)	4.9	8.9	7.7	64.2	85.7
Purchase commitments	41.2	37.1	15.9	14.9	109.1
Transportation commitments (4)	4.8	26.6	24.2	7.1	62.7
Operating leases	4.0	13.0	14.9	74.4	106.3
Risk management contract premiums (5)	1.6	—	—	—	1.6
Total contractual obligations	111.4	692.8	194.3	313.6	1,312.1

(1)                     Long-term and short-term debt.

(2)                     Fixed interest payments on senior secured notes.

(3)                     Contribution commitments to a restricted reclamation fund associated with the Redwater property.

(4)                     Fixed payments for transporting production from the Dawson gas plant, expected to be operational in 2010.

(5)                     Fixed premiums to be paid in future periods on certain commodity risk management contracts.

In addition to the above Risk management contract premiums, ARC has commitments related to its risk management program (see Note 13).  As the premiums are part of the underlying risk management contract, they have been recorded at fair market value at December 31, 2009 on the balance sheet as part of risk management contracts.

ARC enters into commitments for capital expenditures in advance of the expenditures being made.  At a given point in time, it is estimated that ARC has committed to capital expenditures equal to approximately one quarter of its capital budget by means of giving the necessary authorizations to incur the expenditures in a future period.  ARC’s 2010 capital budget has been approved by the Board at $610 million.  This commitment has not been disclosed in the commitment table as it is of a routine nature and is part of normal course of operations for active oil and gas companies and trusts.

The 2010 capital budget of $610 million includes approximately $20 million for leasehold development costs related to ARC’s new office space in downtown Calgary.  The operating lease commitments for the new space are included in the table above.

ARC is involved in litigation and claims arising in the normal course of operations.  Management is of the opinion that pending litigation will not have a material adverse impact on ARC’s financial position or results of operations and therefore the above table does not include any commitments for outstanding litigation and claims.

23.       SUBSEQUENT EVENTS

On January 5, 2010 ARC issued 13 million trust units at a price of $19.40 per trust unit for total net proceeds of approximately $240 million. A portion of the net proceeds has been used to repay bank indebtedness of approximately $180 million which was incurred to fund the Ante Creek purchase outlined in Note 4, with the remainder used to repay other outstanding bank indebtedness.

24.       DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in some respects from US GAAP.  Any differences in accounting principles as they pertain to the accompanying consolidated financial statements are immaterial except as described below:

The application of US GAAP would have the following effect on net income as reported for years ended December 31, 2009 and December 31, 2008.

	2009	2008
Net income as reported for Canadian GAAP	$222.8	$533.0
Adjustments:
Depletion and depreciation (a)	103.8	8.1
Ceiling test write-down (a)	(144.5)	(1,150.4)
Transaction Costs (b)	(0.2)	—
Research and Development Costs (c)	(1.0)	—
Unit based compensation (d)	—	(0.9)
Non-controlling interest (e)	2.3	6.9
Effect of applicable income taxes on the above adjustments and rate change (h)	2.9	292.9
Uncertain tax provision (i)	(1.0)	(15.6)
Net income (loss) under US GAAP	$185.1	$(326.0)

Net income (loss) per Trust unit (Note 17)

Basic and Diluted (f)	$0.79	$(1.51)

Comprehensive Income:
Net income (loss) under US GAAP	$185.1	$(326.0)
Other Comprehensive (loss) income	(2.5)	4.8
Comprehensive income (loss)	$182.6	$(321.2)

The application of US GAAP would have the following effect on the consolidated balance sheets as reported:

	2009		2008
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
Property, plant and equipment (a)	$3,573.4	$2,256.4	$3,376.6	$2,131.2
Goodwill (b)	157.6	179.9	157.6	157.6
Accounts payable and accrued liabilities (i)	(166.7)	(183.7)	(194.4)	(210.4)
Future income taxes/Deferred income taxes(h)	(321.8)	16.4	(309.4)	18.5
Non-controlling interest (e)	(36.0)	—	(42.4)	—
Temporary equity (d), (e), (g)	—	(4,567.6)	—	(3,796.3)
Unitholders’ capital (g)	(2,917.6)	—	(2,600.7)	—
Deficit (g)	578.6	3,166.1	502.9	2,589.6

The above noted differences between Canadian GAAP and US GAAP are the result of the following:

(a)                     Under Canadian GAAP, impairment is recognized if the carrying amount of the PP&E exceeds the sum of the undiscounted cash flows expected to result from ARC’s proved reserves.  Cash flows are calculated based on third party quoted forward prices, adjusted for ARC’s contract prices and quality differentials.

Upon recognition of impairment, ARC would then measure the amount of impairment by comparing the carrying amounts of the PP&E to an amount equal to the estimated net present value of future cash flows from proved plus risked probable reserves plus the cost of unproved properties less impairment.  ARC’s risk-free interest rate is used to arrive at the net present value of the future cash flows.  Any excess carrying value above the net present value of ARC’s estimated future cash flows would be recorded as a permanent impairment and charged against earnings.

On December 31, 2008, the SEC published final rules and interpretations updating its oil and gas reporting requirements.  ARC has prospectively adopted these new rules effective year end December 31, 2009.  Under US GAAP, companies using the full cost method of accounting for oil and gas producing activities perform a ceiling test on each cost centre using discounted estimated future net revenue from proved oil and gas reserves using a discount rate of 10 per cent.  Effective for the year ended December 31, 2009, prices to be used in the US GAAP ceiling test are the 12-month average price prior to the end of the reporting period.  For the year ended December 31, 2009, a ceiling test write-down of $144.5 million has been recorded for US GAAP purposes.  In the prior year, a ceiling test write-down of $1.15 billion was recorded. Prices used in the US GAAP ceiling test in the prior year were those in effect at year-end. The amounts recorded for depletion and depreciation have been adjusted in the periods following write-downs taken under US GAAP in prior years to reflect the impact of the reduction of depletable costs.

A US GAAP difference also exists relating to the basis of measurement of proved reserves that is utilized in the depletion calculation.  Under US GAAP, depletion charges are calculated by reference to proved reserves estimated using 12-month average prices prior to the end of the reporting period.  Under Canadian GAAP, depletion charges are calculated by reference to proved reserves estimated using future prices.

(b)                     On December 21, 2009, as described in Note 4, ARC acquired all of the issued and outstanding shares of two legal entities — 1504793 Alberta Ltd. and PetroBakken General Partnership No. 1 (collectively “Ante Creek”).  The acquisition has been accounted for as an asset acquisition under Canadian GAAP.  Under US GAAP, this acquisition qualifies as a business combination and has been accounted for as a corporate acquisition.  Under Canadian GAAP an iterative calculation is used to determine the amount to record deferred taxes at in an asset acquisition. However, as the transaction was accounted for as a business combination under US GAAP this iterative calculation does not apply and goodwill results from the difference between the present value of the tax shield inherent in the fair value of the asset as compared with the undiscounted deferred tax balance. ARC has recorded goodwill of $22.3 million for US GAAP and has charged $0.2 million for transaction costs in the income statement, it has reduced property, plant and equipment and future income taxes by $29.8 million and $7.5 million, respectively for US GAAP purposes.  Under US GAAP, transaction costs are classified in the operating activities section of the Cash Flow Statement, whereas under Canadian GAAP this amount has been classified under the investing section of the Consolidated Statement of Cash Flows.

(c)                      Under Canadian GAAP, costs incurred for ARC’s Redwater CO2 pilot project are capitalized as qualifying development costs.   A US GAAP difference exists as certain costs classified under the Research and Development Costs standard under US GAAP are required to be expensed.  Specifically, US GAAP requires that costs that are incurred for a particular research and development project and that have no alternative future use must be expensed.   For the year ended December 31, 2009, ARC recorded $1.0 million to the income statement for US GAAP purposes.

(d)                     Under US GAAP, rights granted under the rights plan are considered liability awards and must be fair valued at each reporting date in accordance with ASC 718.  Changes in fair values between periods are charged or credited to earnings with a corresponding change in the trust unit rights liability.  Once the rights are exercised this amount is classified to temporary equity.

Under Canadian GAAP, the rights plan is treated as an equity award with the initial fair value calculated upon grant date. The fair value is then recorded to compensation expense and credited to contributed surplus over the vesting period of the rights. Upon any rights exercises, the fair value recorded in contributed surplus is reclassified to unitholders’ capital.   As at December 31, 2009 and 2008, there are no rights outstanding.

ARC’s Whole Unit Plan is also accounted for in accordance with ASC 718. Under Canadian GAAP the plan is intrinsically valued. There is, however, no material US GAAP difference as terms of the plan result in the fair value of the plan approximating the intrinsic value.

(e)                      Under Canadian GAAP, ARL Exchangeable Shares are classified as non-controlling interest to reflect a minority ownership in one of ARC’s subsidiaries. As these exchangeable shares must ultimately be converted into Trust Units, the exchangeable shares are classified as temporary equity along with the Trust Units for US GAAP purposes using the exchange ratio.

(f)                       Under Canadian GAAP, basic net income per unit is calculated based on net income after non-controlling interest divided by weighted average trust units and diluted net income per unit is calculated based on net income before non-controlling interest divided by diluted trust units. Under US GAAP, as the exchangeable shares are classified in the same manner as the trust units with no non-controlling interest treatment, basic net income per unit is calculated based on net income divided by weighted average trust units and the trust unit equivalent of the outstanding exchangeable shares. Diluted net income per unit is calculated based on net income divided by a sum of the weighted average trust units, the trust unit equivalent of the outstanding exchangeable shares, and the dilutive impact of rights.

(g)                      Under US GAAP, as the Trust Units are redeemable at the option of the unitholder, the Trust Units must be recorded at their redemption amount and presented as temporary equity in the consolidated balance sheet. The redemption amount is determined based on the lower of the closing market price on the balance sheet date or 90 percent of the weighted average trading price for the 10 day trading period commencing on the balance sheet date of the Trust Units and the Trust Unit equivalent of the exchangeable shares outstanding. Under Canadian GAAP, all Trust Units are classified as permanent equity. As at December 31, 2009 and December 31, 2008, ARC has classified $4.6 billion and $3.8 billion, respectively, as temporary equity in accordance with US GAAP. Changes in redemption value between periods are charged or credited to deficit. For the year ended December 31, 2009, $463 million was charged to deficit ($306.5 million credited to deficit for the year ending December 31, 2008).

(h)                     Legislation was passed whereby distributions paid by ARC will be subject to tax beginning in 2011. As a result, the deferred tax position of ARC, the parent entity, is now required to be reflected in the consolidated deferred income tax calculation for US and Canadian GAAP purposes.

For the year ended December 31, 2009, $33.7 million relating to deferred income tax expense on DD&A adjustments and tax rate change adjustments on previous ceiling test write-downs taken under US GAAP and a future income tax recovery of $36.3 million relating to the current year ceiling test write down was recorded ($292.9 million deferred income tax recovery for the year ended December 31, 2008).   ARC also reduced its deferred tax liability compared to Canadian GAAP by $0.3 million relating to adjustments for the Ante Creek acquisition transaction costs and Redwater EOR costs expensed to the income statement under US GAAP.

(i)                         ARC recorded an additional charge to deferred income tax expense of $1.0 million for uncertain tax positions including accrued interest and penalties of $0.8 million.  As at December 31, 2009, the total amount included in accounts payable and accrued liabilities in relation to uncertain tax positions in the US GAAP Consolidated Balance Sheet was $17.0 million including accrued interest and penalties of $4.5 million.

(j)                        Subsequent events have been evaluated up to February 17, 2010.

(k)                     In 2009 and 2008, the FASB and SEC issued new and revised standards all of which were determined not to have a material effect on ARC except for ASC 805 — Business Combinations for which the reconciling items noted above have been recorded. ASC 805 may also have an impact on any future acquisitions compared to Canadian GAAP.